Stodo Technologies LLC
Statements of Cash Flows
(Unaudited)

	Year Ended December 31, 2017		Year Ended December 31, 2016	
Cash flows from operating activities:				
Net income (loss)	$	5,896	$	796
Changes in operating assets and liabilities:				
Accounts payable and accrued expenses		(8,397)		7,601
Net cash provided by operating activities		(2,501)		8,397
Cash flows from investing activities		-		-
Net cash used in investing activities		-		-
Cash flows from financing activities:				
Net cash provided by financing activities		-		-
Net cash increase for period		(2,501)		8,397
Cash at beginning of period		8,397		
Cash at end of period	$	5,896	$	8,397
Supplemental disclosure of cash flow information:				
Cash paid during the period for:				
Income taxes	$	-	$	94
Interest	$	775	$	-